

Mail Stop 3561

July 13, 2016

Marcus A. Lemonis
Chairman and Chief Executive Officer
Camping World Holdings, Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

> **Re:** **Camping World Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2016**
> **File No. 333-211977**

Dear Mr. Lemonis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your discussion of the Tax Receivable Agreement throughout the prospectus to quantify, if possible, the likely tax benefits to be realized by you and paid to the Continuing Equity Owners. In this regard, we note your disclosure on page 48 that such amounts could be "significant."

Basis of Presentation

Organizational Structure, page ii

2. Where possible, please enhance the definitions in this section to identify the persons that comprise the defined groups, such as the persons that comprise the "Continuing Equity Owners" and "Original Equity Owners."

Market and Industry Data, page iv

3.   Please remove your statement that you "have not independently verified any third party information" contained in your prospectus, as it is inappropriate to suggest that you are not responsible for the accuracy of the information you elect to include in your disclosure document.

Prospectus Summary, page 1

4.   In an appropriate place, please disclose the amounts that your insiders, affiliates, directors and officers will receive in connection with this offering, including as a result of your purchase of common units from certain Continuing Equity Owners and the vesting of any compensation in connection with this offering. Please also disclose the number of shares of your Class B common stock that the Continuing Equity Owners will receive upon consummation of the offering and the number of common units of CWGS, LLC that will be redeemable by the Continuing Equity Owners for your Class A common stock or cash upon consummation of the offering.

5.   Please refer to your disclosure on page 4 of gross margins in excess of 45% for the year ended December 31, 2015 for certain of your high margin product and service offerings. Please tell us why it is appropriate to bifurcate your product and service offerings with the highest gross profit margins from your other product and service offerings and to quantify the margin from that group of high margin products and services. We note this profit margin does not agree to your consolidated gross profit margin or the gross profit margins for any of your segments. Also tell us how you considered whether this is a non-GAAP measure.

Our Company, page 1

6.   Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have independent support for a statement, please revise the language to make clear that this is your belief based upon management's experience in the industry, if true. If applicable, please also provide independent supplemental materials that support your assertions, with appropriate markings to highlight the applicable portion of the source and cross-references to the relevant statements in your prospectus. The following are examples only of some of your competitive position assertions:

- "We are the only provider of a comprehensive portfolio of services, protection plans, products and resources for recreational vehicle ("RV") enthusiasts."

- "Our Good Sam branded offerings provide the industry's broadest and deepest range of services, protection plans, products and resources, including: extended vehicle service contract and insurance protection plans, roadside assistance, membership clubs and financing products."

- "Our Camping World brand operates the largest and only national network of RV-centric retail location in the United-States through our 120 retail locations in 36 states, as of March 31, 2016, and through our e-commerce platform."

- "…Camping World and Good Sam are iconic industry defining brands…."

- "We also operate the Good Sam Club, which is the largest RV organization in the world…."

7.   We note your statement in this section and other parts of your prospectus that the average annual member retention rates of your Good Sam branded service offerings over three years ended December 31, 2015 was 65% to 75%. Please revise your disclosure to individually quantify each year's number of members and annual average Good Sam branded service member retention rate year over year so investors may appropriately gauge the progression of membership retention over the last three fiscal years referenced.

Summary Risk Factors, page 5

8.   Please revise the penultimate risk factor to describe clearly the risk to the company. Please revise the last risk factor to clarify that Mr. Lemonis' control over you will include the ability to approve or disapprove substantially all transactions and other matters requiring approval by your shareholders, including the election of directors. Please also include a risk factor regarding the risks to investors associated with your being a controlled company.

Summary of the Transactions, page 6

9.   We note that you will consummate several organizational transactions in connection with this offering. We also note from Risk Factors section on page 31 and Description of Certain Indebtedness section on page 200 that the Senior Secured Credit Facilities and Floor Plan Facility agreements make certain subsidiaries of your Company subject to several restrictive financial covenants that limit their ability to perform certain transactions. Please disclose whether consummation of any of the organizational transactions described herein violates or may potentially violate these covenants or, if not, please include a brief statement and explanation of that fact.

10.   Here and elsewhere in the prospectus where applicable, please clarify that the redemption of the common units held by the Continuing Equity Owners will occur at such time as the Continuing Equity Owners determine.

Ownership Structure, page 10

11.   Please revise this chart, and the chart on page 64, to disclose that ML RV Group is wholly owned by Mr. Lemonis and that ML Acquisition is owned by Messrs. Adams and Lemonis. In addition, please clarify on the outside front cover of the prospectus that the ML Related Parties are owned by Messrs. Adams and Lemonis.

The Offering, page 12

12.   Please revise, such as in the "Voting rights" section, to clarify that Mr. Lemonis will control the company after consummation of the offering and have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by your shareholders, including the election of directors.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 19

13.   We note your reconciliation of Net Income to Adjusted EBITDA on page 22. Please describe to us in more detail your adjustments related to the two non-performing locations that were sold in 2015, the amortization of the capitalized liability of the non-cancellable leases in locations with no operating business, and the adjustment to rent on right to use assets. Also tell us how you determined these adjustments are consistent with the guidance in our updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

Risk Factors

Our Success Depends to a Significant Extent On the Well-being . . ., page 23

14.   We note your reliance on four manufacturers that collectively supplied nearly all of your new RV inventory as of March 31, 2016. Please quantify the amount of your new RV inventory supplied by each of these manufacturers. In addition, please discuss, if material, the average duration of the dealer agreements with these manufacturers, the likelihood of renewal, and the effect(s) of nonrenewal or unfavorable renegotiation of the agreements on your operations or financial condition. Also, if material, please include a discussion in the Management's Discussion and Analysis of Financial Condition section of the known risks or uncertainties associated with such agreements that you reasonably expect will have a material impact on your liquidity, capital resources and results of operations. Please refer to Item 303(a) of Regulation S-K.

Use of Proceeds, page 66

15.   We note that you will use the net proceeds of this offering to purchase common units from certain of the Continuing Equity Owners. If known, please disclose the Continuing Equity Owners from whom you intend to purchase common units, the number of units to be purchased from each such person, and the amount of net proceeds you will pay each

such person. Please provide this disclosure in the Certain Relationships and Related Party Transactions section, as well, if applicable. Please refer to Item 404 of Regulation S-K.

Capitalization, page 67

16. For the ease of your readers, please provide a footnote explaining how the amount of the Term Loan Facility agrees to the historical balance sheet of CWGS, LLC. In doing so, please quantify the amounts related to the original issue discount and debt issuance costs, similar to the footnote to Note 4 in your interim financial statements.

Dividend Policy, page 69

17. We note your disclosure that CWGS, LLC intends to make a regular quarterly cash distribution to its common unit holders of a certain amount per common unit, where the amount of the quarterly cash distribution per common unit is currently blank. We also note your disclosure that you intend to use the proceeds from such distribution on the common units you own to pay a regular quarterly cash dividend to your Class A stockholders, where the amount of the quarterly cash dividend per share is currently blank. We further note from your disclosures on page 184 under the heading "Distributions" that CWGS, LLC is required by its LLC Agreement to make two types of quarterly cash distributions to its members: tax distributions and distributions of distributable cash, as each term is defined in the LLC Agreement. We have the following comments:

- Since the LLC Agreement has not yet been filed as an exhibit, please tell us how tax distributions and distributable cash are defined, including clarifying the extent to which cash must be paid to members and the extent to which management can hold back cash in anticipation of upcoming capital expenditures, operating cash flows needs or for other reasons.

- Please tell us whether the LLC Agreement specifies a minimum quarterly cash distribution amount.

- Please tell us how you considered demonstrating CWGS, LLC's ability to pay quarterly cash distributions at the level you will specify on page 69 by showing in an appropriate location in your filing the cash distributions that CWGS, LLC would have paid under its post-offering capital structure for each of the 12 months ended December 31, 2015 and March 31, 2016, along with any assumptions necessary to explain how CWGS, LLC will pay quarterly cash distributions at this level for the next 12 months. Also tell us how you considered providing similar disclosures demonstrating your ability to pay quarterly cash dividends to Class A shares at the level you will specify on page 69.

- It appears that the LLC Agreement's requirements that CWGS, LLC pay quarterly cash distributions to its members may limit CWGS, LLC's ability to internally fund its growth and increase the likelihood that you will need to fund growth with additional debt. Please address this matter more specifically within your analysis of Liquidity and Capital Resources beginning on page 106, including clarifying the extent to which future growth can be funded internally given the quarterly cash distributions required by the LLC Agreement.

Dilution, page 71

18. Please refer to footnote (1) on page 72. Please explain to us in more detail what will be reflected in the line item titled "Pro forma net tangible book value per share as of March 31, 2016 before this offering" and how this will differ from the transactions reflected in the line item titled "Pro forma net tangible book value per share after this offering." Also explain to us whether and how you will consider the percentage of CWGS, LLC's assets and liabilities to which your Class A shareholders have rights and how this percentage will change as a result of the use of the offering proceeds. To clarify these matters to your investors, please revise to disclose a similar footnote showing the calculation of pro forma net tangible book value per share after the offering.

Selected Historical Consolidated Financial and Other Data, page 74

19. We note that you include pro forma data in your Summary Historical and Pro Forma Consolidated Financial and Other Data beginning on page 19. Please also consider including pro forma data here as we believe the impact of the material transactions reflected in your pro forma financial statements is important information that should be presented alongside your historical data in this section of your filing.

Unaudited Pro Forma Consolidated Financial Information, page 79

20. We note the introductory narrative to your pro forma financial statements beginning on page 79, along with your other pro forma disclosures, and have the following comments:

- Please tell us in reasonable detail whether your acquisition of equity interests in CWGS, LLC will result in a change in the book basis of CWGS, LLC's assets and liabilities. For example, if you will account for this as a transaction between entities under common control, tell us that and explain how you determined these entities will be under common control at the time you acquire CWGS, LLC's common units. Regardless of how you will account for the acquisition of CWGS, LLC's common units, please describe to us the ownership of CWGS, LLC immediately prior to your partial acquisition of it, including both the voting rights and economic interests of its members.

- It appears from disclosures throughout your filing that you will consolidate CWGS, LLC based on the control you will obtain through your designation as the sole managing member. Please explain to us in detail how you determined it was appropriate under GAAP to consolidate CWGS, LLC, providing your analysis under the variable interest entity model or voting interest entity model as appropriate. Since it appears your conclusion relies on your designation as the sole managing member, please explain how this designation results in your substantive control of CWGS, LLC. In doing so, please clearly describe the decisions that will require approval by CWGS, LLC's Board or all of its shareholders as a group as contrasted to the "day-to-day" decisions that will be entirely delegated to you. Also clearly describe the role of a Board or all shareholders in setting budgets or other limitations on your spending or in setting strategy to assist us in better understanding the limitations on your power to operate independently as the managing member.

- Please explain to us in reasonable detail why you will issue each of your Class B and Class C common stock for nominal consideration. If the issuance of Class B common stock is intended to keep the voting rights and economic interests of those continuing investors in a similar position before and after the acquisition, explain that to us in detail. Please separately explain the issuance of Class C common stock as this appears to represent a change to your CEO's voting rights as compared to his voting rights in CWGS, LCC prior to the acquisition.

- We note your disclosures elsewhere in the filing concerning the redemption rights given to the Continuing Equity Owners that will enable them to redeem their CWGS, LLC common units along with their related Class B shares in you for, at your election, newly issued shares of your Class A common stock on a one-for-one basis or the cash equivalent of such Class A common stock. Please provide us with your analysis of whether this potential redemption for cash is outside of your control and whether your Class B shares should be classified in mezzanine. Please specifically address in your response how you considered that your Class B shares will be held by entities controlled by your CEO and Crestview, and entities controlled by your CEO and Crestwood will also control your Board of Directors.

- Please revise your pro forma financial statements to better explain the above items. Also consider whether a brief summary of your accounting for the partial acquisition of CWGS, LLC is appropriate in your Prospectus Summary.

21. Your pro forma financial statements currently contain no indication that you will provide accompanying explanatory footnotes to the adjustments seen on the face of these financial statements. Please confirm our assumption that you will provide footnotes explaining the pro forma adjustments. We may have further comments once we review these footnotes.

22.   We note that you currently present one column for pro forma adjustments that is titled "Offering and Transaction Adjustments." Considering there are several organizational transactions occurring in connection with your offering, along with a change in taxable status, please tell us how you considered reflecting these adjustments in multiple columns. Refer to Rule 11-02(b)(4) of Regulation S-X and related Instruction 6.

23.   Once you populate your pro forma financial statements, please provide a footnote that explains in detail how you have calculated pro forma net income per share.

Management's Discussion and Analysis . . ., page 84

24.   We note that you plan to open a third distribution and fulfillment center in Fort Worth, Texas in the second half of 2016. Please include a discussion of the anticipated associated costs and expenses and disclose how you intend to fund this expenditure. Additionally, to the extent material, provide an analysis of the potential effect on your company's financial condition or results of operations. Please refer to Item 303 of Regulation S-K.

25.   We note your disclosure on page 129 regarding RV customers and markets, specifically your belief that RV usage will continue to grow in the future as a result of increased innovation in the RV sector, that RVs are a cheaper alternative to traditional vacation costs notwithstanding depressed fuel costs, positive age trends resulting from aging and increased industry penetration of the baby boomer consumer demographic and the fast growing number of Generation X RV consumers and the above average mean household income of RV owners. Please include a discussion of these known trends, demands, commitments, events or uncertainties that you reasonably expect have had or will have a material impact on your company's liquidity, capital resources or results of operations in your MD&A section. Please refer to Item 303(a) of Regulation S-K and SEC release No. 33-8350.

Results of Operations, page 90

26.   In this section, please ensure that you provide an analysis and discussion of management's view regarding the implications and significance of the financial information stated and of the factors that management believes drove year over year changes in financial condition and results of operations. For example, where you state that vehicle revenue increased in part due to an "increase in vehicle unit sales," please state, if possible, any significant drivers of increased vehicle unit sales, such as specific marketing efforts or economic conditions. Please refer to Item 303 of Regulation S-K and SEC Release 33-8350 for further guidance.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Retail, page 96

27.   We note your disclosure on page 129 indicating that used RVs are sold at lower prices than new RVs. Please tell us what percentage of your sales are from used vehicles. Since it appears that the product mix of new RVs as compared to used RVs may materially impact your profitability, please also tell us what considerations you have to separately disclosing gross profit attributable to the sale of new vehicles and used vehicles. Similarly, since you indicate that private label products have higher profitability, please tell us what percentage of your sales are of private label products and how you considered discussing the impact of the product mix of private labels as compared to third party brands on your profitability.

Liquidity and Capital Resources

Description of Senior Secured Credit Facilities and Floor Plan Facility, page 110

28.   We note on page 113 that the Credit Agreement governing the Senior Secured Credit Facilities requires you to comply with a maximum total leverage ratio. Please revise your discussion to explain how the leverage ratio will become more restrictive over time and discuss your ability to meet the requirements. Please also address the impact on your liquidity and capital of not being able to meet this ratio.

Critical Accounting Policies and Estimates, page 117

29.   We note your critical accounting policy for inventories, net on page 118. Given the cyclical nature of your business and your exposure to general economic conditions, we assume there may be times when management has to make judgments and assumptions about the net realizable value of your inventory, where it is reasonably possible that such assumptions could change and the impact of the change could lead to a material impairment charge. Please tell us how you considered addressing this in your critical accounting policy. We remind you that your critical accounting policy should present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release No. 33-8350.

Goodwill and Other Intangible Assets, page 118

30.   Your critical accounting policy appears to largely repeat the information contained in the footnotes to your financial statements. Please expand your critical accounting policy for goodwill to better focus on the assumptions and uncertainties that underlie your valuation of goodwill and consideration of possible impairment. We remind you that your critical accounting policy should present your analysis of the uncertainties involved in applying

an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release No. 33-8350.

Business

Customers and Markets, page 128

31.   We note references to third-party sources for statistical, qualitative or comparative statements in this section of your prospectus. For example, you refer to estimates by the RVIA that Generation X consumers are the fastest growing RV owner group and to an RV survey that discusses the mean household income of RV customers. Please provide copies of these source materials to us, appropriately marked to highlight the section relied upon. Please also tell us whether these reports are publicly available without cost or at a nominal expense to investors.

Executive Compensation

Equity-Based Compensation, page 154

32.   Please describe how the number of profit units granted to each Named Executive Officer and each Named Executive Officer's bonus percentage were determined. Please refer to Item 402(b) of Regulation S-K.

Camping World Holdings, Inc. Financial Statement for the Period Ended March 31, 2016

General

33.   Please confirm that you will update your financial statements and related disclosures, as necessary, to comply with Rule 3-12 of Regulation S-X.

CWGS Enterprises, LLC and Subsidiaries Financial Statements for the Year Ended December 31, 2015

Consolidated Statements of Income, page F-7

34.   We note from your Property and Equipment, net accounting policy on page F-12 and your Revenue Recognition accounting policy beginning on page F-13 that you rent vehicles to your customers. Please tell us what consideration was given to separately displaying revenue and cost of revenue related to rental income on the face of the income statement. We refer you to Rule 5-03(b) of Regulation S-X. We further note that the current disaggregation of revenue and cost of revenue on the face of your income statement reflects your reportable segments as major categories and then further disaggregates revenue and costs for your Retail segment. Please explain to us whether and how this presentation complies with Rule 5-03(b) of Regulation S-X to separately

present products and services, including whether any line items such as "Parts, services and other" include both product sales and service sales.

35.   We note you present a subtotal for "Gross profit" on the face of your income statement, despite the fact that your presentation of costs applicable to revenue is exclusive of depreciation and amortization. Please tell us how your presentation complies with the guidance in SAB Topic 11:B and Rule 5-03 of Regulation S-X as your gross profit measure appears to present a figure for income before depreciation. Otherwise, please revise your disclosures here and elsewhere throughout the filing to either: (a) include an appropriate allocation of depreciation to costs applicable to revenue or (b) remove the gross profit subtotal and relabel the costs applicable to revenue line item throughout the filing to indicate that it excludes depreciation.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Contracts in Transit, page F-11

36.   It appears from your disclosure that you may be originating and selling loan agreements and lease agreements. Please provide us with a more detailed description of your accounting for these loans and leases and explain in more detail how your accounting complies with the applicable GAAP literature. Your response should include but not be limited to a more detailed explanation of your recognition of revenue and expenses related to these transactions than currently appears in your revenue recognition footnote.

Long-Lived Assets, page F-13

37.   We note that you capitalize software costs to be held and used. It appears from Note 4 that capitalized software may comprise a significant portion of your property and equipment, net. Please tell us whether the software is customized and developed for you, and if so, tell us and consider disclosing more information about your accounting for software costs.

Revenue Recognition, page F-13

38.   We note that your Consumer Services and Plans segment generates revenue, in part, from your membership clubs. We also note that membership benefits include a variety of discounts, exclusive benefits, specialty publications and other membership benefits. Please describe to us in more detail the membership benefits and tell us in more detail how you recognize the revenue and costs associated with these membership clubs. Your response should include your consideration of ASC 605-50-45, expand upon your statement that recognized revenues and profit are subject to revisions as the

membership progresses to completion, and better explain how you consider renewals
when determining the membership period.

39. We note that your Consumer Services and Plans segment and your Retail segment
generate revenue, in part, from marketing fees and commissions on finance and insurance
contracts, extended vehicle service contracts, and other similar products. Please explain
to us in more detail your role and risks in fulfilling these contracts to assist us in better
understanding why you appear to recognize the revenue and related cost of revenue on a
net basis as though you are an agent in these transactions. As part of your response,
please explain in more detail how you considered the impact of cancellations and
chargebacks beyond recording a reserve for these items based on your historical
experience.

Vendor Allowances, page F-14

40. We note that you receive rebates from vendors. Please explain to us in more detail how
you accounted for vendor allowances in accordance with ASC 605-50-25.

5. Goodwill and Intangible Assets, page F-18

41. We note your disclosure that the fair value of your reporting units was greater than their
carrying value. Please explain to us in reasonable detail how you determined your
reporting units, including clarifying whether your reporting units are your operating
segments or components of your operating segments.

13. Related Party Transactions, page F-30

42. We note your reference to the Put Agreement on page F-32. Please tell us why this is the
only place in your financial statements that discusses the Put Agreement and how you
considered providing additional disclosure about your accounting for this agreement.

14. Acquisitions, page F-33

43. We note you acquired several dealership businesses in 2015. While you provide the
purchase price allocation for these acquisitions, you do not provide the historical and pro
forma disclosures required by ASC 805-10-50-2h. Please tell us how you considered
providing these disclosures. If you believe this information was immaterial to disclose to
your investors, please explain to us the basis for your belief.

19. Segment Information, page F-37

44. We note your discussion of reportable segments. Please tell us if your reportable
segments are also your operating segments or whether you have aggregated multiple
operating segments into a single reportable segment. If you have aggregated any

operating segments, please provide disclosure clarifying this matter. Refer to ASC 280-10-50-21.

45. Please confirm that the disaggregation of revenue on your Consolidated Statements of Income is intended to meet the requirements of ASC 280-10-50-40. If our assumption is correct, please tell us how you considered separately quantifying revenue from your different offering of new and used vehicle that are discussed on page 127. Also tell us why it is appropriate under ASC 280-10-50-40 to present revenue from similar products and services in multiple line items. Specifically, you appear to present revenue from services like financing and insurance in multiple lines rather than having a single category of revenue for those types of services.

46. Please tell us how you have disclosed the extent of your reliance on your major customers. Refer to ASC 280-10-50-42.

<u>CWGS Enterprises, LLC and Subsidiaries Financial Statements for the Period Ended March 31, 2016 and March 31, 2015</u>

<u>General</u>

47. Please confirm that you will update your financial statements and related disclosures, as necessary, to comply with Rule 3-12 of Regulation S-X.

48. Please apply the comments issued on your annual financial statements to your interim financial statements, where applicable.

<u>Item 17. Undertakings, page II-3</u>

49. Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Blume, Staff Accountant, at (202) 551-7128 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Lilyanna Peyser, Special Counsel at (202)551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Marc Jaffe, Esq.
        Brent Moody, Chief Administrative and Legal Officer